UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

McDonald’s Corporation
(Exact name of registrant as specified in its charter)

Delaware	1-5231	36-2361282
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

One McDonald’s Plaza
Oak Brook, Illinois	60523
(Address of principal executive offices)	(Zip Code)

Denise A. Horne
(630) 623-3000

(Name and telephone number, including area code,
of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Rule 13p-1 under the Securities Exchange Act of 1934, as amended, generally provides that a company must file a specialized disclosure report if it manufactures or contracts to manufacture products for which one or more of the following minerals are necessary to the functionality or production of the company’s products: cassiterite; columbite-tantalite (coltan); and wolframite; their derivatives tantalum, tin and tungsten; and gold (collectively, “3TGs”). These are considered “conflict minerals” under Rule 13p-1 regardless of their geographic origin and whether or not they fund armed conflict in the Democratic Republic of the Congo or its neighboring countries (the “covered countries”).
McDonald’s Corporation, a Delaware corporation, including our consolidated subsidiaries (collectively, “McDonald’s”), franchises and operates McDonald’s restaurants in more than 100 countries around the world.
We also offer Happy Meals toys and promotional items (the “covered products”). We determined that certain covered products contain some 3TGs. McDonald’s does not directly purchase 3TGs, nor do we have any direct relationship with any mines or smelters that process these minerals.
None of the suppliers that responded provided information indicating that any 3TGs contained in any covered products come from any covered countries or were not from recycled or scrap sources.
As a result, we have no reason to believe that any of the 3TGs contained in our 2016 covered products originated in the covered countries or were not from recycled or scrap sources. The information in this Form SD also is publicly available on our website at http://corporate.mcdonalds.com/mcd/investors/financial-information/sec-filings.html.

Item 1.02 Exhibit
Not applicable.

Section 2 - Exhibits
Item 2.01 Exhibits
Not applicable.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

McDONALD’S CORPORATION
(Registrant)

By:	/s/ Jerome N. Krulewitch	Date:	May 30, 2017
Name:	Jerome N. Krulewitch
Title:	Corporate Executive Vice President, General Counsel and Secretary